

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2014

<u>Via E-mail</u>
Mr. Warren Wang
President and Chief Executive Officer
ChineseInvestors.com, Inc.
13791 East Rice Place, Suite #107
Aurora, CO 80015

Re: ChineseInvestors.com, Inc.
Form 10-K for Fiscal Year Ended May 31, 2013
Filed August 29, 2013
File No. 000-54207

Dear Mr. Wang:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director